[MORGAN HOTEL GROUP CO. LETTERHEAD]

December 24, 2009

Tom Kluck
Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3010
Washington, D.C. 20549-7010

Re:	Morgans Hotel Group Co. Schedule 14A Filed December 11, 2009 File No. 001-33738

Dear Mr. Kluck:

This is with reference to your comment letter, dated December 22, 2009, addressed to Mr. Fred J. Kleisner, regarding your review of Morgans Hotel Group Co.’s (the “Company”) Preliminary Proxy Statement on Schedule 14A, filed with the Securities and Exchange Commission (the “Commission”) on December 11, 2009.

You have separately received a letter from Sullivan & Cromwell LLP responding to the comment in the comment letter, along with the revised preliminary proxy statement, which was filed concurrently with the submission of the response letter.

In connection with that response, the Company hereby acknowledges to the Staff the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	the Staff’s comments or the Company’s changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filing; and

Mr. Tom Kluck
Securities and Exchange Commission
December 24, 2009

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our response.

If you have any questions or require any additional information, please do not hesitate to contact me at 212-277-4188.

Sincerely,

Richard Szymanski
Chief Financial Officer

cc:	Robert Downes (Sullivan & Cromwell LLP) Philip Rothenberg (SEC, Division of Corporation Finance)